Exhibit 8.1

SUBSIDIARIES OF HUB CYBER SECURITY (ISRAEL) LTD.

Name of Subsidiary	Jurisdiction of Organization

HUB Cyber Security TLV Ltd.	Israel
ALD Manpower Solutions Ltd	Israel
ALD Software Ltd	Israel
ALD College Ltd	Israel
QPoint Technologies Ltd	Israel
QPoint Solutions Ltd	Israel
Aginix Engineering & Project Management Ltd	Israel
Sensecom Consulting & Project Management Ltd	Israel
Integral Tele-management Services Ltd.	Israel
HUB Security, Inc.	California, United States
Comsec Ltd.	Israel
Comsec Distribution Ltd.	Israel
Comsec International Information Security B.V	The Netherlands
Comsec Consulting Limited UK	United Kingdom
Mount Rainier Acquisition Corp.	Delaware, United States